EXHIBIT NO. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO PRESENT AT
DEUTSCHE BANK SECURITIES INC. CONFERENCE

TORONTO, October 29, 2004 — Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in the Deutsche Bank Securities Inc. Hospitality & Gaming Conference held in New York on November 4, 2004. Thomas W. Storey, FHR’s Executive Vice President, Development, will present at approximately 8:30 a.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through FHR’s website at www.fairmont.com/investor. A replay of the presentation will be archived for 90 days. The webcast will last for approximately 30 minutes.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com